Exhibit 99.3

Form Of - Execution Version

VOTING AND SUPPORT AGREEMENT

THIS AGREEMENT is made as of the 12th day of June, 2022.

BETWEEN:

_________________________________________

(the “Securityholder”)

- and –

ORLA MINING LTD.

a company existing under the federal laws of Canada

(the “Purchaser”)

WHEREAS the Securityholder is the registered and/or beneficial owner of that number of issued and outstanding common shares (the “Shares”) in the capital of Gold Standard Ventures Corp. (the “Company”), a corporation existing under the laws of British Columbia, set forth on the Securityholder’s signature page attached to this Agreement.

WHEREAS the Securityholder is the holder of that number of options to acquire Shares (“Options”) and that number of restricted share units of the Company (“RSUs”, and together with the Options, “Convertible Securities”) set forth on the Securityholder’s signature page attached to this Agreement.

AND WHEREAS the Company and the Purchaser have entered into an arrangement agreement (the “Arrangement Agreement”) concurrently with the entering into of this Agreement and propose to consummate an arrangement as set forth in the plan of arrangement attached to the Arrangement Agreement (the “Arrangement”).

AND WHEREAS the Securityholder acknowledges that the Purchaser would not enter into the Arrangement Agreement but for the execution and delivery of this Agreement by the Securityholder.

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, the parties hereto agree as follows:

Article 1
INTERPRETATION

Section 1.1            Definitions

All terms used in this Agreement that are not defined herein and that are defined in the Arrangement Agreement shall have the respective meanings ascribed to them in the Arrangement Agreement. For the purposes of this Agreement:

“Subject Options” means that number of Options set forth on the Securityholder’s signature page attached to this Agreement, being all of the Options owned legally or beneficially by the Securityholder or over which the Securityholder exercises control or direction, in each case as of the date hereof;

“Subject RSUs” means that number of RSUs set forth on the Securityholder’s signature page attached to this Agreement, being all of the RSUs owned legally or beneficially by the Securityholder or over which the Securityholder exercises control or direction, in each case as of the date hereof;

“Subject Securities” means, collectively, the Securityholder’s Subject Shares, Subject Options and Subject RSUs;

“Subject Shares” means that number of Shares set forth on the Securityholder’s signature page attached to this Agreement, being all of the Shares owned legally or beneficially, either directly or indirectly, by the Securityholder or over which the Securityholder exercises control or direction, either directly or indirectly, in each case as of the date hereof, and which shall further include any Shares issued upon the exercise or vesting, as applicable, of Convertible Securities or otherwise acquired by or issued to the Securityholder after the date hereof.

Article 2
COVENANTS

Section 2.1            General Covenants of the Securityholder

The Securityholder hereby covenants and agrees in favour of the Purchaser that, from the date hereof until the termination of this Agreement in accordance with Article 4, except as permitted by this Agreement:

(a)	at any meeting of securityholders of the Company (including in connection with any combined or separate vote of any sub-group of securityholders of the Company that may be required to be held and of which sub-group the Securityholder forms part) called to vote upon the Arrangement or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval with respect to the Arrangement is sought, the Securityholder shall cause its Subject Securities (which have a right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Securities (which have a right to vote at such meeting) in favour of the approval of the Arrangement and any other matter necessary for the consummation of the Arrangement;

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(b)	at any meeting of securityholders of the Company (including in connection with any combined or separate vote of any sub-group of securityholders of the Company that may be required to be held and of which sub-group the Securityholder forms part) or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the shareholders or other securityholders of the Company is sought (including by written consent in lieu of a meeting), the Securityholder shall cause its Subject Securities (which have a right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Securities (which have a right to vote at such meeting) against any Acquisition Proposal and/or any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement and each of the transactions contemplated by the Arrangement Agreement (the “Prohibited Matters”);

(c)	the Securityholder shall revoke any and all previous proxies granted or voting instruction forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in this Agreement;

(d)	the Securityholder shall not, directly or indirectly, (i) sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant a security interest in or otherwise convey or encumber (each, a “Transfer”), or enter into any agreement, option or other arrangement with respect to the Transfer of, any of its Subject Securities to any person, other than pursuant to the Arrangement Agreement, or (ii) grant any proxies or power of attorney, deposit any of its Subject Securities into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Securities, other than pursuant to this Agreement;

(e)	the Securityholder shall not take any other action of any kind, directly or indirectly, which might reasonably be regarded as likely to delay or interfere with the completion of the transactions contemplated by the Arrangement Agreement;

(f)	the Securityholder shall not exercise any rights of appraisal or rights of dissent or any other rights or remedies, as applicable, with respect to the Arrangement or the transactions contemplated by the Arrangement Agreement that the Securityholder may have; and

(g)	no later than 5 Business Days prior to the date of the Company Meeting: (i) with respect to any Subject Shares (and any other Subject Securities which have a right to vote at such meeting) that are registered in the name of the Securityholder, the Securityholder shall deliver or cause to be delivered, in accordance with the instructions set out in the Company Circular and with a copy to the Purchaser concurrently with such delivery, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in favour of the Arrangement; and (ii) with respect to any Subject Shares (and any other Subject Securities which have a right to vote at such meeting) that are beneficially owned by the Securityholder but not registered in the name of the Securityholder, the Securityholder shall deliver, or cause to be delivered, a duly executed voting instruction form to the intermediary through which the Securityholder holds its beneficial interest in the Securityholder’s Subject Securities, with a copy to the Purchaser concurrently, instructing that the Securityholder’s Subject Securities (which have a right to vote at such meeting) be voted at the Company Meeting in favour of the Arrangement. Such proxy or proxies shall name those individuals as may be designated by the Company in the Company Circular and such proxy or proxies or voting instructions shall not be revoked, withdrawn or modified without the prior written consent of the Purchaser.

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Section 2.2            Non-Solicitation Covenants of the Securityholder

Subject to Section 5.1, the Securityholder hereby covenants and agrees in favour of the Purchaser that, from the date hereof until the termination of this Agreement in accordance with Article 4, except as permitted by this Agreement or Section 5.1(b) of the Arrangement Agreement:

(a)	neither the Securityholder nor any representative thereof will, directly or indirectly:

(i)	make, initiate, solicit, promote, entertain or knowingly encourage (including by way of furnishing or affording access to information or any site visit or entering into any form of agreement, arrangement or understanding), or take any other action that facilitates any inquiry, proposal or offer with respect to an Acquisition Proposal or that reasonably could be expected to constitute or lead to an Acquisition Proposal;

(ii)	participate, directly or indirectly, in any discussions or negotiations with, furnish confidential information to, or otherwise co-operate in any way with, any person (other than the Purchaser and its subsidiaries) regarding an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to constitute or lead to an Acquisition Proposal; or

(iii)	agree to, approve, accept, recommend, enter into, or propose publicly to agree to, approve, accept, recommend or enter into, any agreement, understanding or arrangement in respect of an Acquisition Proposal.

(b)	the Securityholder will immediately cease and terminate any solicitation, encouragement, discussion, negotiation or other activities with any person (other than the Purchaser, its subsidiaries and their respective Representatives) conducted prior to the date hereof by the Securityholder or, if applicable, any of its representatives, with respect to any Acquisition Proposal, or any inquiry, proposal or offer that reasonably could be expected to constitute or lead to an Acquisition Proposal.

(c)	the Securityholder will (i) promptly notify the Purchaser, at first orally and thereafter in writing, within 24 hours of the receipt thereof, of any inquiries, offers or proposals with respect to an Acquisition Proposal (whether or not in writing) of which the Securityholder becomes aware, in each case received after the date hereof and if not previously provided to the Purchaser by the Company pursuant to the Arrangement Agreement, which written notice shall include a copy of any such proposal (and any amendments or supplements thereto) and the identity of the person making it, and (ii) keep the Purchaser informed of the status and details of any such inquiry, offer or proposal, including any amendments thereto.

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Section 2.3            Cooperation/Alternative Transaction

If the Purchaser concludes after the date of this Agreement that it is necessary or desirable to proceed with a form of transaction other than pursuant to the Arrangement Agreement (including, without limitation, a take-over bid) whereby the Purchaser and/or its affiliates would effectively acquire all of the Subject Shares within approximately the same time periods and on economic terms and other terms and conditions (including tax treatment) and having economic consequences to the Securityholder that are substantially equivalent to or better than those contemplated by the Arrangement Agreement (any such transaction is referred to as an “Alternative Transaction”), the Securityholder shall support the completion of the Alternative Transaction in the same manner as this Agreement provides with respect to the Arrangement, including, in the case of a take-over bid, by causing all of the Subject Shares (including any Shares acquired by the Securityholder after the date hereof) to be validly tendered in acceptance of such take-over bid together with the letter of transmittal and, if applicable, notice of guaranteed delivery, and any other documents required in accordance with such take-over bid.

Section 2.4            Covenants of the Purchaser

The Purchaser agrees to comply with its obligations under the Arrangement Agreement. The Purchaser hereby agrees and confirms to the Securityholder that it shall take all steps required of it to consummate the Arrangement and cause the consideration to be made available to pay for the Subject Securities, in each case in accordance with and subject to the terms and conditions of the Arrangement Agreement and the Plan of Arrangement.

Article 3
REPRESENTATIONS AND WARRANTIES

Section 3.1            Representations and Warranties of the Securityholder

The Securityholder hereby represents and warrants to and covenants with the Purchaser as follows, and acknowledges that the Purchaser is relying upon such representations, warranties and covenants in entering into this Agreement and the Arrangement Agreement:

(a)	Incorporation; Capacity; Authorization. Where the Securityholder is a corporation, it is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation; it has the requisite corporate power and capacity and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder. Where the Securityholder is not a corporation, he, she or it has the power and capacity and has received all requisite approvals to execute and deliver this Agreement and to perform his, her or its obligations hereunder.

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(b)	Enforceable. This Agreement has been duly executed and delivered by the Securityholder and constitutes a legal, valid and binding obligation, enforceable against the Securityholder in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to general principles of equity.

(c)	Ownership of Shares and Other Securities. The Securityholder is the sole registered and/or beneficial owner of its Subject Securities, with good and marketable title thereto, free and clear of any and all Liens. As of the date hereof, the Securityholder does not directly or indirectly control or direct, or own or have any registered or beneficial interest in, any other securities of the Company, other than as disclosed on the Securityholder’s signature page attached to this Agreement.

(d)	No Breach. Neither the execution and delivery of this Agreement by the Securityholder, the consummation by the Securityholder of the transactions contemplated hereby nor the compliance by the Securityholder with any of the provisions hereof will:

(i)	result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or give rise to any third party right of termination, cancellation, material modification, acceleration, purchase or right of first refusal, under any provision of the certificate of incorporation, articles, by-laws or any other constating document of the Securityholder, or under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, contract, license, agreement, lease, permit or other instrument or obligation to which the Securityholder is a party or by which the Securityholder or any of its properties or assets (including the Subject Securities) may be bound;

(ii)	require on the part of the Securityholder any filing with (other than pursuant to the requirements of applicable securities legislation (which filings the Securityholder will undertake)) or permit, authorization, consent or approval of, any Governmental Authority or any other person; or

(iii)	subject to compliance by the Parties with any approval or Laws contemplated by the Arrangement Agreement, violate or conflict with any judgement, order, notice, decree, statute, law, ordinance, rule or regulation applicable to the Securityholder or any of its properties or assets, in each case other than as would not be reasonably expected to have a material adverse effect on the Securityholder’s ability to perform its obligations hereunder.

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(e)	No Proceedings. There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any Governmental Authority, or, to the knowledge of the Securityholder, threatened against the Securityholder or any of its properties that, individually or in the aggregate, could reasonably be expected to have an adverse effect on the Securityholder’s ability to perform its obligations hereunder. There is no order of any Governmental Authority against the Securityholder that could prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement, or that could reasonably be expected to have an adverse effect on the Securityholder’s ability to perform its obligations hereunder.

(f)	No Agreements. No person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or Transfer of any of the Subject Securities, or any interest therein or right thereto, except pursuant to this Agreement or the Arrangement Agreement.

(g)	Voting. The Securityholder has the right to enter into this Agreement and to vote (or cause to be voted) the Subject Securities (which have a right to vote at such meeting) as contemplated herein. None of the Subject Securities is subject to any proxy, power of attorney, attorney-in-fact, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind.

(h)	Consents. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Authority or other person is required to be obtained by the Securityholder in connection with the execution, delivery or performance of this Agreement.

(i)	Legal Proceedings. There are no legal proceedings in progress or pending before any Governmental Authority or threatened against the Securityholder or any judgment, decree or order against the Securityholder that would adversely affect in any material manner the ability of the Securityholder to enter into this Agreement and to perform its obligations hereunder or the title of the Securityholder to any of the Subject Securities.

Section 3.2            Representations and Warranties of the Purchaser

The Purchaser hereby represents and warrants and covenants to the Securityholder, acknowledging that the Securityholder is relying upon such representations, warranties and covenants in entering into this Agreement:

(a)	Capacity. The Purchaser validly subsists under the federal laws of Canada and has all necessary requisite corporate power and capacity to execute and deliver this Agreement and to perform its obligations hereunder.

(b)	Authorization. The execution, delivery and performance of this Agreement by the Purchaser has been duly authorized and no other internal proceedings on its part is necessary to authorize this Agreement or the transactions contemplated hereunder.

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(c)	Enforceable. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to general principles of equity.

Article 4
TERMINATION

Section 4.1            Termination

This Agreement may be terminated:

(a)	at any time upon the mutual written agreement of the Purchaser and the Securityholder;

(b)	by the Purchaser if: (i) any of the representations and warranties of the Securityholder in this Agreement shall not be true and correct in all material respects; or (ii) the Securityholder shall not have complied with its covenants to the Purchaser contained in this Agreement in all material respects;

(c)	by the Securityholder if: (i) any of the representations and warranties of the Purchaser in this Agreement shall not be true and correct in all material respects; or (ii) the Purchaser shall not have complied with its covenants to the Securityholder contained in this Agreement in all material respects; or

(d)	by the Purchaser or the Securityholder if the terms of the Arrangement Agreement are amended in any manner to provide for less consideration than is provided for at the date of this Agreement; or

(e)	automatically on the earlier to occur of: (i) the termination of the Arrangement Agreement in accordance with its terms, including, without limitation, in connection with a Superior Proposal being accepted by the Company Board; and (ii) the Effective Time.

Section 4.2            Effect of Termination

If this Agreement is terminated in accordance with this Article 4, the provisions of this Agreement will become void and no party shall have liability to any other party, except in respect of a breach of this Agreement which occurred prior to such termination and the Securityholder shall be entitled to withdraw any form of proxy or power of attorney which it may have given with respect of the Subject Securities or, if applicable, to withdraw any deposited Subject Shares to any take-over bid.

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Article 5
GENERAL

Section 5.1            Fiduciary Obligations

The Purchaser agrees and acknowledges that the Securityholder is bound hereunder solely in his or her capacity as a shareholder of the Company and that the provisions of this Agreement shall not be deemed or interpreted to bind the Securityholder or any of its directors or officers in his or her capacity as a director or officer of the Company or any of its subsidiaries. For the avoidance of doubt, nothing in this Agreement shall limit or restrict any party from properly fulfilling his or her fiduciary duties as a director or officer of the Company or any of its subsidiaries.

Section 5.2            Further Assurances

Each of the Securityholder and the Purchaser will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require and at the requesting party’s cost to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

Section 5.3            Disclosure

Each of the Securityholder and the Purchaser hereby consents to the disclosure of the substance of this Agreement in any press release or any circular relating to the Company Meeting and the filing of a copy thereof by the Company at www.sedar.com.

Except as set forth above or as required by applicable laws or regulations or by any Governmental Authority or in accordance with the requirements of any stock exchange, the parties shall not make any public announcement or statement with respect to this Agreement without the approval of the other party hereto, which shall not be unreasonably withheld or delayed. Each party agrees to consult with the other prior to issuing any public announcement or statement with respect to this Agreement, subject to the overriding obligations of Laws.

Section 5.4            Time

Time shall be of the essence in this Agreement.

Section 5.5            Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each of the parties hereby irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under or in relation to this Agreement.

Section 5.6            Entire Agreement

This Agreement, including the schedules hereto and the provisions of the Arrangement Agreement incorporated herein by reference constitutes the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes any prior agreement, representation or understanding with respect thereto.

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Section 5.7            Amendments

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto.

Section 5.8            Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

Section 5.9            Assignment

The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns, provided that neither party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other party hereto, except that the Purchaser may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement to an affiliate, without reducing its own obligations hereunder, without the consent of the Securityholder.

Section 5.10          No Third Party Beneficiaries

The parties intend that this Agreement will not benefit or create any right or cause of action in favour of any person, other than the parties and no person, other than the parties, is entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

Section 5.11          Notices

Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered, or sent by email, in the case of:

(a)	the Purchaser, addressed as follows:

Orla Mining Ltd.

Suite 202 - 595 Howe Street

Vancouver, BC

V6C 2T5

Attention:	Jason Simpson, President & Chief Executive Officer

Email:	[contact information has been redacted]

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with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP

885 West Georgia Street

Suite 2200

Vancouver, British Columbia 3E8

Attention:	Jen Hansen
Jeffrey Roy

Email:	[contact information has been redacted]

[contact information has been redacted]

(b)	the Securityholder, as set forth on the signature page to this Agreement.

or to such other address as the relevant person may from time to time advise by notice in writing given pursuant to this Section. The date of receipt of any such notice, request, consent, agreement or approval shall be deemed to be the date of delivery or sending thereof if sent or delivered during normal business hours on a Business Day at the place of receipt and, otherwise, on the next following Business Day.

Section 5.12          Specific Performance and other Equitable Rights

It is recognized and acknowledged that a breach by any party of any material obligations contained in this Agreement will cause the other party to sustain injury for which it would not have an adequate remedy at law for money damages. Accordingly, in the event of any such breach, any aggrieved party shall be entitled to the remedy of specific performance of such obligations and interlocutory, preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

Section 5.13          Expenses

Except as provided in Section 5.2, each of the parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

Section 5.14          Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

Remainder of page intentionally left blank.

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IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

ORLA MINING LTD.

By:
Name: Etienne Morin
Title: Chief Financial Officer

(Print Name of Securityholder)

(Signature of Securityholder or Authorized Signatory)

(Place of Residency)

(Print Name and Title)

Address:

Telephone:

Email:

(Number of Shares Held)

(Number of Options Held)

(Number of RSUs Held)